February 22, 2019

Ann Hand
Chief Executive Officer
Super League Gaming, Inc.
2906 Colorado Ave.
Santa Monica, CA 90404

       Re: Super League Gaming, Inc.
           Amendment No. 1 and 2 to Registration Statement on Form S-1 Filed February 6 and 12, 2019
           File No. 333-229144

Dear Ms. Hand:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A

Summary Financial Data, page 8

1. We refer to your disclosure in footnote 1 which states "Pro forma as adjusted balance sheet data reflects the pro forma items described immediately above..." Please clarify in your filing to which pro forma items you refer.
Capitalization, page 36

2. Please revise the second bullet point to include the adjustment for the beneficial conversion feature of $8,227,542 which is not recognized in earnings until the consummation of the IPO.
 Ann Hand
Super League Gaming, Inc.
February 22, 2019
Page 2
Description of Securities, page 94

3. We note from the second paragraph you indicate as of February 11, 2019, there were
         1,208,936 shares of common stock issuable pursuant to outstanding convertible promissory notes at a conversion price of $10.80 per share. This information appears inconsistent with disclosures provided elsewhere in the document. Please revise to correct the inconsistency.
       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
John Dana Brown at 202-551-3859 or Anne Parker, Assistant Director, at 202-551-3611 with any other questions.



FirstName LastNameAnn Hand                                   Sincerely,
Comapany NameSuper League Gaming, Inc.
                                                             Division of
Corporation Finance
February 22, 2019 Page 2                                     Office of
Transportation and Leisure
FirstName LastName